November 10, 2008

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Accelerated Building Concepts Corporation

Item 4.02 Form 8-K
Filed August 19, 2008
File No. 1-11873

Dear Sir or Madam:

In response to the Staff’s comments contained in the comment letter dated August 19, 2008, we have made the following changes to the above-referenced filings:

Form 8-K filed August 19, 2008

1.

Item 4.02(a) of Form 8-K requires you to disclose the following information if your board of directors, a committee of the board of directors or an officer or officers authorized to take such action if board action is not required, concludes that previously issued financial statements should no longer be relied upon:

a.

The date on which the board of directors, a committee of the board of directors or an officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon;

b.	A brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and
c.	Whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing.

Please amend your filing to provide the above disclosures, or otherwise advise us as to why you believe such disclosures are not required.

Response:

In conjunction with the response to the SEC regarding the Comment Letter dated August 13, 2008 related to the Form 10-K dated December 31, 2007 and the Form 10-Q dated March 31, 2008, the Company and its independent accountants have determined that the Company’s reporting of its financials, in regards to the reverse merger is fiscal year 2007, was correct. The Company filed a Form 8-K dated August 19, 2008 stating that the

Accelerated Building Concepts Corporation

Response to SEC Comments Letter 08/19/08

File No. 1-11873

financials “...should no longer be relied upon because an error in such financial statements...” should not have been filed as this was not the case. A Form 8-K was filed on November 7, 2008 stating this. Therefore, the Company believes that this response should adequately answer the above comments.

Very truly yours,

/s/ Joseph Sorci

Joseph Sorci

Chief Executive Officer and Chairman

Cc: Liebman Goldberg & Drogin, LLP

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